AltaGas

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508

October 13, 2006



U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Deborah S. Stein
Vice President Controller

enclosures

dlw 10/30


Canada's Top
100
Employers
2006

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	09/01/2006 - 09/30/2006

Summary

Issued & Outstanding Opening Balance :	53,648,780	As at :	09/01/2006

	Effect on Issued & Outstanding Securities
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	1,000
DRIP Plan #1 - Trust Units	147,976
DRIP Plan #2 - Exchangeable LP Units	8,395
Other Issuances and Cancellations	574
Issued & Outstanding Closing Balance :	53,806,725

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**359,550**	As at :	09/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/06/2006	N	522,000			

Filer's comment
522,000 options granted to various individuals at a strike price of $28.86 expiring September 6, 2016, vesting 25% annually.

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/15/2006	N			2,500	

Filer's comment
Options cancelled due to employee's departure - 2,500 @ $29.15 granted on December 19, 2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/15/2006	N			15,000	

Filer's comment
Options cancelled due to employee departure - 15,000 @ $29.10 granted on April 17, 2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/19/2006	N		1,000		

Filer's comment
1,000 options exercised @ $23.80 expiring Apr 21, 2015

		Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		522,000	1,000	17,500	0

Stock Options Outstanding Closing Balance:	**863,050**	As at :	09/30/2006

DRIP Plan #1 - Trust Units

Opening Reserve	**4,440,507**	As at :	09/01/2006

Effective Date	Securities Listed	Securities Issued
09/15/2006		147,976

Filer's comment
Units issued under Distribution Reinvestment Plan

	Securities Listed	Securities Issued
Totals	0	147,976

Closing Reserve:	**4,292,531**	As at :	09/30/2006

SEC File # 82-34911

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve		**803,030**	As at :	09/01/2006

Effective Date	**Securities Listed**	**Securities Issued**
09/15/2006		8,395

Filer's comment
Units issued re Distribution Reinvestment Plan

Totals	0	8,395

Closing Reserve:		**794,635**	As at :	09/30/2006

Other Issuances and Cancellations

Effective Date	**Transaction Type**	**Number of Securities**
09/26/2006	Conversion (General)	574

Filer's comment
574 AltaGas LP No. 1 Units exchanged for Trust Units on a one for one basis

Totals		574

Filed on behalf of the Issuer by:

Name:	Pamela Deveau
Phone:	4036917517
Email:	pamela.deveau@altagas.ca
Submission Date:	10/04/2006 12:26:07
Last Updated:	10/04/2006 12:14:48

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer : AltaGas Income Trust
Symbol : ALA.UN
Reporting Period: 08/01/2006 - 08/31/2006

Summary

Issued & Outstanding Opening Balance :	53,489,397	As at :	08/01/2006
	Effect on Issued & Outstanding Securities		
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	2,000		
DRIP Plan #1 - Trust Units	149,081		
DRIP Plan #2 - Exchangeable LP Units	8,302		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	53,648,780		

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: 377,550 As at : 08/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/04/2006	N			3,000	
Filer's comment					
$23.80 Options cancelled due departure of employee					
08/04/2006	N			3,000	
Filer's comment					
$29.15 Options cancelled due to departure of employee					
08/08/2006	N		1,000		
Filer's comment					
$23.80 options exercised, expiring April 23, 2015					
08/09/2006	N		1,000		
Filer's comment					
$7.25 options exercised, expiring December 6, 2011					
08/15/2006	N			10,000	
Filer's comment					
$25.08 options cancelled due to departure of employee					
Totals		0	2,000	16,000	0

Stock Options Outstanding Closing Balance: 359,550 As at : 08/31/2006

DRIP Plan #1 - Trust Units

Opening Reserve 4,589,588 As at : 08/01/2006

Effective Date	Securities Listed	Securities Issued

SEC File # 82-34911

2006		149,081		
s	0	149,081		
sing Reserve:		4,440,507	As at :	08/31/2006

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve		**811,332**	As at :	08/01/2006
Effective Date	**Securities Listed**	**Securities Issued**		
08/15/2006		8,302		
Totals	0	8,302		
Closing Reserve:		**803,030**	As at :	08/31/2006

Other Issuances and Cancellations

Effective Date	**Transaction Type**	**Number of Securities**
Totals		0

Filed on behalf of the Issuer by:

Name: Pamela Deveau
Phone: 4036917517
Email: pamela.deveau@altagas.ca

Submission Date:
Last Updated: 09/29/2006 08:33:22

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer : AltaGas Income Trust
Symbol : ALA.UN
Reporting Period: 07/01/2006 - 07/31/2006

Summary

Issued & Outstanding Opening Balance :	53,320,911	As at :	07/01/2006
	Effect on Issued & Outstanding Securities		
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0		
DRIP Plan #1 - Trust Units	160,064		
DRIP Plan #2 - Exchangeable LP Units	8,422		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	53,489,397		

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: **380,550** As at : 07/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
07/04/2006	N			3,000	

Filer's comment
Cancellation of stock options granted in December 2005, strike price of $29.15

Totals		0	0	3,000	0

Stock Options Outstanding Closing Balance: **377,550** As at : 07/31/2006

DRIP Plan #1 - Trust Units

Opening Reserve **749,652** As at : 07/01/2006

Effective Date	Securities Listed	Securities Issued
07/01/2006	4,000,000	

Filer's comment
4,000,000 additional trust units reserved for issuance under this plan

07/17/2006		160,064

Filer's comment
Securities issued pursuant to Distribution Reinvestment Plan

Totals	4,000,000	160,064

Closing Reserve: **4,589,588** As at : 07/31/2006

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve		819,754	As at :	07/01/2006

SEC File # 82-34911

Effective Date	Securities Listed	Securities Issued
07[illegible]2006		8,422
Fi[illegible] comment Trust Units issued pursuant to Distribution Reinvestment Plan for Exchangeable units		
Totals	0	8,422

Closing Reserve:		811,332	As at :	07/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Pamela Deveau
Phone: 4036917517
Email: pamela.deveau@altagas.ca

Submission Date:
Last Updated: 09/29/2006 08:29:36

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	06/01/2006 - 06/30/2006

Summary

Issued & Outstanding Opening Balance :	53,186,032	As at :	06/01/2006
	Effect on Issued & Outstanding Securities		
DRIP Plan #1 - Trust Units	126,742		
DRIP Plan #2 - Exchangeable LP Units	8,137		
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	53,320,911		

DRIP Plan #1 - Trust Units

Opening Reserve	**876,394**	As at :	06/01/2006

Effective Date	Securities Listed	Securities Issued
06/15/2006		126,742
Totals	0	126,742

Closing Reserve:	**749,652**	As at :	06/30/2006

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve	**827,891**	As at :	06/01/2006

Effective Date	Securities Listed	Securities Issued
06/15/2006		8,137
Totals	0	8,137

Closing Reserve:	**819,754**	As at :	06/30/2006

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**370,550**	As at :	06/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/05/2006	N	5,000			

Filer's comment

Options granted pursuant to employment agreement at $29.50, expiring June 5, 2016

SEC File # 82-34911

06/26/2006	N	5,000			

Filer's comment

Options granted pursuant to employment agreement at $26.75 expiring June 26, 2016

Totals	10,000	0	0	0

Stock Options Outstanding Closing Balance: **380,550** As at : 06/30/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Pamela Deveau
Phone: 4036917517
Email: pamela.deveau@altagas.ca

Submission Date:
Last Updated: 09/29/2006 08:23:39